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                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              Schedule 13D

               Under the Securities Exchange Act of 1934
                        (Amendment No. ____)<F*>

                       R-B RUBBER PRODUCTS, INC.
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                            (Name of Issuer)

                       Common Stock, no par value
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                     (Title of Class of Securities)

                              749270 10 4
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                             (CUSIP Number)


Marvin S. Wool                   COPY TO:     Thomas A. Litz, Esq.
DASH MULTI-CORP, INC.                         THOMPSON COBURN
2500 Adie Road                                One Mercantile Center
Maryland Heights, Missouri 63043              St. Louis, Missouri  63101
(314) 432-3200                                (314) 552-6000
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             (Name, Address and Telephone Number of Person
           Authorized to Receive Notices and Communications)

                             April 8, 1999
                             -------------
                  (Date of Event which Requires Filing
                           of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

<F*>The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                    (Continued on following page(s))
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CUSIP No.    749270 10 4    13D
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   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION  NO. OF ABOVE PERSON

        Dash Multi-Corp, Inc.
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   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) / /
                                                           (b) / /
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   3    SEC USE ONLY

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   4    SOURCE OF FUNDS
        WC
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   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS  2(d) OR 2(e) / /

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   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Missouri
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     NUMBER OF         7    SOLE VOTING POWER

      SHARES                - 0 -

   BENEFICIALLY

    OWNED BY

      EACH

    REPORTING

     PERSON

      WITH
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                  8    SHARED VOTING POWER

                       1,567,417
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                  9    SOLE DISPOSITIVE POWER

                       - 0 -
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                  10   SHARED DISPOSITIVE POWER

                       1,567,417
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   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,567,417
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   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES     / /

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   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        70%
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   14   TYPE OF REPORTING PERSON

        CO
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CUSIP No.    749270 10 4    13D
=======================================================================
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION  NO. OF ABOVE PERSON

        Marvin S. Wool
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   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) / /
                                                           (b) / /
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   3    SEC USE ONLY

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   4    SOURCE OF FUNDS
        WC
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   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS  2(d) OR 2(e) / /

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   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
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     NUMBER OF         7    SOLE VOTING POWER

      SHARES                - 0 -

   BENEFICIALLY

     OWNED BY

      EACH

    REPORTING

     PERSON

      WITH
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                  8    SHARED VOTING POWER

                       1,567,417
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                  9    SOLE DISPOSITIVE POWER

                       - 0 -
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                  10   SHARED DISPOSITIVE POWER

                       1,567,417
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   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        None  (See Item 5)
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   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES     /x/

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   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0%
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   14   TYPE OF REPORTING PERSON

        IN
=======================================================================
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ITEM 1. SECURITY AND ISSUER.

   This Schedule 13D relates to the Common Stock, no par value per share (the "Common Stock"), of R-B Rubber Products, Inc., an Oregon corporation (the "Company"). The address of the principal executive offices of the Company is 904 East 10th Ave, McMinnville, Oregon 97128.

ITEM 2. IDENTITY AND BACKGROUND

   This Schedule 13D is being filed by Dash Multi-Corp, Inc., a
Missouri corporation ("Dash") and Marvin S. Wool, the controlling shareholder of Dash. As controlling shareholder of Dash, Mr. Wool may be deemed to be the indirect beneficial owner of the shares of the Company reported herein.

   Dash Multi-Corp, Inc.
   ---------------------

   (a)  Name:  Dash Multi-Corp, Inc.

   (b)  Business address:  2500 Adie Road, Maryland Heights,
Missouri 63043.

   (c) Principal Business: Manufacture and marketing of plastic vinyl and urethanes, carpet padding and backing, non-slip textiles and coated fabrics.

   (d) Dash and its officers and directors have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

   (e) Dash and its officers and directors have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person has been or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on finding any violation with respect to such laws.

   (f)  State of incorporation:  Missouri

   Marvin S. Wool
   --------------

   (a)  Name:  Marvin S. Wool

   (b)  Business address: 2500 Adie Road, Maryland Heights, Missouri
63043.

   (c) Present principal occupation and name, principal business and address of any corporation or partnership in which such employment is conducted:

Chief Executive Officer and Chairman of the Board of Dash, the principal business of which is the manufacture and marketing of plastic vinyl and urethanes, carpet padding and backing, non-slip textiles and coated fabrics. The address of the principal executive offices of Dash is 2500 Adie Road, Maryland Heights, Missouri 63043.


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   (d)  Marvin S. Wool has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

   (e) Marvin S. Wool has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person has been or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on finding any violation with respect to such laws.

   (f)  Citizenship:  United States

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

   On April 8, 1999, Dash entered into a certain Stock Purchase Agreement ("Purchase Agreement") with the Company in connection with a proposed tender offer (the "Tender Officer") for 70% (1,567,417 shares) of the Company's outstanding Common Stock. The tender offer commenced on April 14, 1999 at a purchase price of $3.00 per share and has an expiration date of May 12, 1999, subject to extension.

   The shares of Common Stock reported in this Schedule 13D as beneficially owned by Dash will be acquired in connection with the above tender offer. The amount of funds to be used to acquire such shares will be approximately $4.9 million, and derived from Dash's working capital and cash on hand.

ITEM 4. PURPOSE OF TRANSACTION.

   Dash instituted the Tender Offer in order to acquire a controlling interest in the Company and to facilitate the growth of the Company's existing business by making Dash's management, manufacturing, marketing and financial resources available to the Company. In addition to being a principal supplier of the Company, Dash has extensive investments in various businesses which are complementary to the business of the Company.

   Pursuant to that certain Purchase Agreement dated April 8, 1999, if less than 70% of the outstanding shares are tendered prior to the expiration of the Tender Offer (including any extensions thereof) the Purchaser has the option to purchase at a purchase price equal to the greater of $3.00 or the most recent price per share offered by the Purchaser pursuant to the Tender Offer, an amount of Shares designated by the Purchaser in its sole discretion up to a maximum of that number of Shares necessary to make the aggregate number of Shares purchased by the Purchaser pursuant to the Tender Offer plus the number of Shares issued pursuant to the Purchase Agreement equal to 70% of the outstanding Shares, taking into account such newly issued Shares.

In addition to the aforementioned purchase option in the Purchase Agreement, the Purchaser has entered into certain Shareholder Agreements with each of the three principal shareholders of the Company. Pursuant to the Shareholder Agreements, the principal shareholders of the Company agreed to tender 935,540 Shares and the controlling shareholder agreed to tender up to 120,260 additional Shares, upon the


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Purchaser's request, should less than 70% of the outstanding Shares be tendered pursuant to the Tender Offer.

Pursuant to the Stock Purchase Agreement, at the Closing and subject to compliance with applicable law, the Company will use its best efforts to cause the Company's Board of Directors to consist of Ronald L. Bogh, Paul M. Gilson and, at Purchaser's option, up to four additional persons designated by Purchaser, two of whom shall be Marvin S. Wool and Gregory
J. Divis.

The Shares are currently registered under the Securities Exchange Act of 1934, as amended. Such registration may be terminated by the Company if the outstanding shares of Common Stock are not listed on a national securities exchange and if there are fewer than 300 holders of record of shares of Common Stock.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

   (a) As a result of the rights described in Item 4 of this Statement, Dash may be deemed to be the beneficial owner of 1,567,417 shares of Common Stock, representing 70% of the 2,239,167 shares of Common Stock issued and outstanding as of April 8, 1999. As the controlling shareholder of Dash, Mr. Wool may be deemed to share indirect beneficial ownership of the Shares reported by Dash. Mr. Wool disclaims all such beneficial ownership.

   (b) Dash and Mr. Wool may be deemed to have shared voting and dispositive power with respect to 1,567,417 shares of Common Stock, representing 70% of the 2,239,167 Common Stock issued and outstanding as of April 8, 1999.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
        WITH RESPECT TO SECURITIES OF THE ISSUER.

   See Item 4 hereto.

ITEM 7. MATERIAL REQUIRED TO BE FILED AS EXHIBITS.

   See Exhibit Index.

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                         SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               DASH MULTI-CORP, INC.



Dated:  May 6, 1999         By /s/ Marvin S. Wool
                               ----------------------------------------
                               Marvin S. Wool, Chief Executive Officer

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                         SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Dated:  May 6, 1999              /s/ Marvin S. Wool
                                 ------------------------------
                                 Marvin S. Wool

                             EXHIBIT INDEX
                             -------------

Exhibit A    Stock Purchase Agreement, dated as of April 8, 1999, between the Company and Dash filed as Exhibit C to the Schedule 14D-9 of R-B Rubber, Inc. filed on April 19, 1999 is incorporated herein by reference.

Exhibit B    Shareholder Agreement, dated as of April 8, 1999, between
             Ronald L. Bogh and Dash filed as Exhibit I to the Schedule
             14D-9 of R-B Rubber, Inc. filed on April 19, 1999 is incorporated herein by reference.

Exhibit C    Shareholder Agreement, dated as of April 8, 1999, between
             Douglas C. Nelson and Dash filed as Exhibit J to the
             Schedule 14D-9 of R-B Rubber, Inc. filed on April 19, 1999 is incorporated herein by reference.

Exhibit D    Shareholder Agreement, dated as of April 8, 1999, between
             James V. Reimann and Dash filed as Exhibit K to the Schedule
             14D-9 of R-B Rubber, Inc. filed on April 19, 1999 is incorporated herein by reference.